UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SK Telecom Co., Ltd.

(Exact name of registrant as specified in its charter)

The Republic of Korea	1-14418	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

SK T-Tower, 65, Eulji-ro,

Jung-gu

Seoul, Korea

(Address of principal executive offices)

(Zip Code)

Mr. Daeyong Woo

+82-2-6100-1624

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed,

and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01:	Conflict Minerals Disclosure and Report

SK Telecom Co., Ltd. is Korea’s leading wireless telecommunications services provider and has continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. All references to “we,” “us,” or “our” shall mean SK Telecom Co., Ltd. and unless the context otherwise requires, its consolidated subsidiaries. We earn revenue principally from monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by subscribers to our wireless services, as well as interconnection fees paid to us by other telecommunications operators for use of our network by their customers and subscribers. We also derive revenue from businesses operated by our consolidated subsidiaries, including broadband Internet and fixed-line telephone services, various platform businesses and handset sales.

A company is required to file this Report pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, if it manufactures, or contracts to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. These minerals are referred to as “conflict minerals” and consist of columbite-tantalite (coltan), cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold.

We manufacture, or contract to manufacture, certain products for which conflict minerals are necessary to the functionality or production of those products. Accordingly, we conducted in good faith a reasonable country of origin inquiry (RCOI) regarding conflict minerals contained in our products manufactured in calendar year 2014. We believe our RCOI was reasonably designed to determine whether any conflict minerals contained in those products originated in the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”), or are from recycled or scrap sources.

We first conducted a detailed review of our purchases of materials necessary to the functionality or production of our products that we manufactured in 2014 to determine whether we purchase any conflict minerals. We determined that certain of our products (collectively, the “covered products”) contain some conflict minerals (namely, tantalum, tin and gold) that are necessary to the functionality or production of those products. We do not directly purchase conflict minerals, nor do we have any direct relationship with any mines or smelters that process these minerals. In conducting our RCOI, we conducted a supply-chain survey with our subsidiaries and suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict Minerals Reporting Template. We required our direct suppliers of materials for covered products to complete certifications concerning their manufacturing practices and the materials they supply to us. All of our suppliers of materials for covered products manufactured in 2014 certified that the conflict minerals contained in materials supplied to us were not sourced from Covered Countries.

As a result of our RCOI, we determined that we have no reason to believe that the conflict minerals contained in our products originated from the Covered Countries or were not from recycled or scrap sources.

The information contained in this section is also publicly available on website at www.sktelecom.com.

Item 1.02:	Exhibits

Not applicable.

Section 2 – Exhibits

Item 2.01:	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Lee, Yong Hwan
(Signature)
Name:	Lee, Yong Hwan
Title:	Senior Vice President

Date: May 29, 2015